SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Hutchison China MediTech Limited

(Name of Issuer)

American depositary shares (each representing five Ordinary Shares)

and Ordinary Shares, par value US$0.10 per share

(Title of Class of Securities)

44842L1031

(CUSIP Number)

Edith Shih

48th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Telephone: +852 2128 1432

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2020

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1              This CUSIP number applies to the Issuer’s American depositary shares, each representing five ordinary shares, par value US$0.10 per share, of the Issuer.

CUSIP No. 44842L103	Schedule 13D/A	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Hutchison Healthcare Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	332,478,770(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	332,478,770(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		332,478,770(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		45.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

(1) Represents the 332,478,770 ordinary shares (the “Ordinary Shares”), par value US$0.10 per share, of Hutchison China MediTech Limited (the “Issuer”), held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The percentage set forth above is calculated based upon an aggregate of 727,702,215 Ordinary Shares reported to be outstanding as of the date of this Amendment in exhibit 99.1 to the current report on Form 6-K of the Issuer submitted to the Securities and Exchange Commission on November 17, 2020.

CUSIP No. 44842L103	Schedule 13D/A	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Hutchison Whampoa (China) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	332,478,770(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	332,478,770(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		332,478,770(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		45.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

(1) Represents the 332,478,770 ordinary shares (the “Ordinary Shares”), par value US$0.10 per share, of Hutchison China MediTech Limited (the “Issuer”), held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The percentage set forth above is calculated based upon an aggregate of 727,702,215 Ordinary Shares reported to be outstanding as of the date of this Amendment in exhibit 99.1 to the current report on Form 6-K of the Issuer submitted to the Securities and Exchange Commission on November 17, 2020.

CUSIP No. 44842L103	Schedule 13D/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): CK Hutchison Global Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	332,478,770(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	332,478,770(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		332,478,770(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		45.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

(1) Represents the 332,478,770 ordinary shares (the “Ordinary Shares”), par value US$0.10 per share, of Hutchison China MediTech Limited (the “Issuer”), held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The percentage set forth above is calculated based upon an aggregate of 727,702,215 Ordinary Shares reported to be outstanding as of the date of this Amendment in exhibit 99.1 to the current report on Form 6-K of the Issuer submitted to the Securities and Exchange Commission on November 17, 2020.

CUSIP No. 44842L103	Schedule 13D/A	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): CK Hutchison Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	332,478,770(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	332,478,770(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		332,478,770(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		45.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

(1) Represents the 332,478,770 ordinary shares (the “Ordinary Shares”), par value US$0.10 per share, of Hutchison China MediTech Limited (the “Issuer”), held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The percentage set forth above is calculated based upon an aggregate of 727,702,215 Ordinary Shares reported to be outstanding as of the date of this Amendment in exhibit 99.1 to the current report on Form 6-K of the Issuer submitted to the Securities and Exchange Commission on November 17, 2020.

CUSIP No. 44842L103	Schedule 13D/A	Page 6 of 10 Pages

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 9, 2017, as previously amended by Amendment No. 1 filed on July 2, 2019, Amendment No. 2 filed on September 30, 2019, Amendment No. 3 filed on January 29, 2020 and Amendment No. 4 filed on July 7, 2020 (as amended, the “Schedule 13D”), and is being filed jointly by Hutchison Healthcare Holdings Limited (“Hutchison Healthcare”), Hutchison Whampoa (China) Limited, CK Hutchison Global Investments Limited and CK Hutchison Holdings Limited.

This Amendment is being filed to update the percentage of Ordinary Shares of the Issuer beneficially owned by the reporting persons as a result of dilution due to equity issuances by the Issuer.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 5    Interest in Securities of the Issuer

As a result of Ordinary Share issuances by the Issuer, including in connection with its private placement in November 2020, the Reporting Persons’ ownership in the Issuer as reported on the Schedule 13D has been diluted.

Items 5(a), 5(b) and 5(c) are hereby amended by replacing them in their entirety with the following:

(a) and (b). The information required by Items 5(a) and 5(b) is set forth in Rows 7-13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

To the knowledge of the Reporting Persons, among the directors and executive officers of each Reporting Persons listed in Schedule A to the Schedule 13D:

•                  Mr. Simon To Chi Keung owns 133,237 ADSs and 1,800,000 Ordinary Shares, collectively representing approximately 0.3% of the Issuer’s Ordinary Shares. Mr. Simon To Chi Keung has the sole power to vote or direct the vote with respect to such Ordinary Shares and ADSs;

•                  Ms. Edith Shih owns 100,000 ADSs and 700,000 Ordinary Shares, collectively representing approximately 0.2% of the Issuer’s Ordinary Shares. Ms. Edith Shih has the sole power to vote or direct the vote with respect to such Ordinary Shares and ADSs; and

•                  none of the other persons named in Item 2 beneficially owns any Ordinary Shares or ADSs.

CUSIP No. 44842L103	Schedule 13D/A	Page 7 of 10 Pages

The foregoing ownership percentages are calculated based on an aggregate of 727,702,215 Ordinary Shares reported to be outstanding as of the date of this Amendment in Exhibit 99.1 to the current report on Form 6-K of the Issuer submitted to the Securities and Exchange Commission on November 17, 2020. The Ordinary Shares reported herein do not include 267,400 Ordinary Shares in which the spouse of Mr. Fok Kin Ning, a director of CK Hutchison Holdings Limited, CK Hutchison Global Investments Limited and Hutchison Whampoa (China) Limited, has a personal interest.

(c). None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has effected any transaction in the Ordinary Shares or ADSs during the past sixty (60) days.

CUSIP No. 44842L103	Schedule 13D/A	Page 8 of 10 Pages

Schedule A

Schedule A of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

Schedule A

Hutchison Healthcare Holdings Limited

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization

LAI Kai Ming, Dominic	Canadian	Director, Hutchison Healthcare Holdings Limited(2)

Edith SHIH	British	Director, Hutchison Healthcare Holdings Limited(2)

TO Chi Keung, Simon	British	Director, Hutchison Healthcare Holdings Limited(2)

Hutchison Whampoa (China) Limited

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization

FOK Kin Ning, Canning	British	Director, Hutchison Whampoa (China) Limited(3)

Frank John SIXT	Canadian	Director, Hutchison Whampoa (China) Limited(3)

KAM Hing Lam 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, Hutchison Whampoa (China) Limited(3)

LAI Kai Ming, Dominic	Canadian	Director, Hutchison Whampoa (China) Limited(3)

TO Chi Keung, Simon	British	Managing Director, Hutchison Whampoa (China) Limited(3)

CK Hutchison Global Investments Limited

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization

LI Tzar Kuoi, Victor 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, CK Hutchison Global Investments Limited(4)

FOK Kin Ning, Canning	British	Director, CK Hutchison Global Investments Limited(4)

Frank John SIXT	Canadian	Director, CK Hutchison Global Investments Limited(4)

IP Tak Chuen, Edmond 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, CK Hutchison Global Investments Limited(4)

KAM Hing Lam 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, CK Hutchison Global Investments Limited(4)

LAI Kai Ming, Dominic	Canadian	Director, CK Hutchison Global Investments Limited(4)

Edith SHIH	British	Director, CK Hutchison Global Investments Limited(4)

CHEUNG Kwan Hoi	British	Director, CK Hutchison Global Investments Limited(4)

CUSIP No. 44842L103	Schedule 13D/A	Page 9 of 10 Pages

CK Hutchison Holdings Limited

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization

LI Tzar Kuoi, Victor 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Chairman, Executive Director and Group Co-Managing Director, CK Hutchison Holdings Limited(5)

FOK Kin Ning, Canning	British	Executive Director and Group Co-Managing Director, CK Hutchison Holdings Limited(5)

Frank John SIXT	Canadian	Executive Director, Group Finance Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

IP Tak Chuen, Edmond 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Executive Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

KAM Hing Lam 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Executive Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

LAI Kai Ming, Dominic	Canadian	Executive Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

Edith SHIH	British	Executive Director and Company Secretary, CK Hutchison Holdings Limited(5)

CHOW Kun Chee, Roland Room 2008, Melbourne Plaza 33 Queen’s Road Central Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

LEE Yeh Kwong, Charles 26th Floor, Jardine House 1 Connaught Place Central, Hong Kong	Hong Kong	Non-executive Director, CK Hutchison Holdings Limited(5)

LEUNG Siu Hon 21 & 22 Floors, 10 Pottinger Street Central, Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

George Colin MAGNUS Room 701, Car Po Building 18-20 Lyndhurst Terrace Central, Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

CHOW WOO Mo Fong, Susan 9A Po Garden, 9 Brewin Path Mid-levels, Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

KWOK Tun-li, Stanley Suite 503-151 Athletes Way Vancouver B.C. V5Y 0E5 Canada	Canadian	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

CHENG Hoi Chuen, Vincent House J, Bauhinia Garden 42 Chung Hom Kok Road Hong Kong	Chinese	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

Michael David KADOORIE 24th Floor, St. George’s Building 2 Ice House Street Central, Hong Kong	British	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

LEE Wai Mun, Rose Unit 623, Level 6, Core F Cyberport 3, 100 Cyberport Road Cyberport, Hong Kong	Chinese	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

WONG Kwai Lam Room 809, 8/F Tai Yau Building 181 Johnston Road Wanchai, Hong Kong	Chinese	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

WONG Yick-ming, Rosanna 23/F., The Hong Kong Federation of Youth Groups Building 21 Pak Fuk Road North Point, Hong Kong	Hong Kong	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

William Elkin MOCATTA 24th Floor, St. George’s Building 2 Ice House Street Central, Hong Kong	British	Alternate Director, CK Hutchison Holdings Limited(5)

Notes to Schedule A:

(1)                                 Unless otherwise indicated, the business address of each of the named persons is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

(2)                                 The principal business address of Hutchison Healthcare Holdings Limited is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The business of Hutchison Healthcare Holdings Limited is investment holding of healthcare related investments.

(3)                                 The principal business address of Hutchison Whampoa (China) Limited is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The business of Hutchison Whampoa (China) Limited is investment holding and trading.

(4)                                 The principal business address of CK Hutchison Global Investments Limited is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The business of CK Hutchison Global Investments Limited is investment holding.

(5)                                 The principal business address of CK Hutchison Holdings Limited is 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The business of CK Hutchison Holdings Limited comprises five core segments: ports and related services, retail, infrastructure, energy and telecommunications.

CUSIP No. 44842L103	Schedule 13D/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2020

HUTCHISON HEALTHCARE HOLDINGS LIMITED

By:	/s/ Simon To
Name:	Simon To
Title:	Authorized Signatory

HUTCHISON WHAMPOA (CHINA) LIMITED

By:	/s/ Simon To
Name:	Simon To
Title:	Authorized Signatory

CK HUTCHISON GLOBAL INVESTMENTS LIMITED

By:	/s/ Edith Shih
Name:	Edith Shih
Title:	Authorized Signatory

CK HUTCHISON HOLDINGS LIMITED

By:	/s/ Edith Shih
Name:	Edith Shih
Title:	Authorized Signatory